EXHIBIT 12

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2004
(in thousands, except per share data)

	July 31	July 31	July 31	July 31	July 31
	2000	2001	2002	2003	2004
	(Restated)	(Restated)
Earnings:
Income before income taxes	$868	$694	$1,748	$4,988	$4,727
Plus interest expense	862	1,006	850	1,075	1,149

Earnings available for fixed charges	$1,730	$1,700	$2,598	$6,063	$5,876

Interest expense	$862	$1,006	$850	$1,075	$1,149

Ratio of earnings to fixed charges	2.01x	1.69x	3.06x	5.64x	5.11x